Filed Pursuant to Rule 424(b)(3)
 Registration Statement No. 333-218626

Prospectus Supplement No. 5
(To Prospectus dated June 16, 2017)

110,494 Shares of Common Stock

220,988 Shares of Common Stock issuable upon the
exercise of outstanding warrants

This prospectus supplement supplements the prospectus dated June 16, 2017, relating to an aggregate of 331,482 shares of our common stock, par value $0.0001 per share, consisting of (i) 110,494 shares that are currently issued and outstanding, and (ii) 220,988 shares that are issuable upon the exercise of warrants to purchase shares of common stock originally issued on March 31, 2017.

This prospectus supplement incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on February 6, 2018.

You should read this prospectus supplement in conjunction with the accompanying prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the accompanying prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the accompanying prospectus.

Investing in our common stock involves risks. See the information under the captions “Risk Factors” beginning on page 8 of the accompanying prospectus. You should also read carefully and consider any additional risk factors included in documents that we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities nor passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 6, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 30, 2018

AIT Therapeutics, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-55759	47-3812456
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Ilan Ramon, Science Park Ness Ziona, 7403635 Israel
(Address of Principal Executive Office)

+972.8.684.3313
(Registrant's telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.           Entry into a Material Definitive Agreement.

On January 31, 2018, AIT Therapeutics, Inc. (the “Company”) announced that it has entered into an agreement acquiring a global, exclusive, transferable license to the eNOGenerator and associated critical assets including intellectual property, know-how, trade secrets and confidential information (the “NitricGen License”) from NitricGen, Inc. (“NitricGen”).

The AIT Nitric Oxide (NO) delivery system, which incorporates the eNOGenerator with the NitricGen License, has been designated as a medical device by the U.S. Food and Drug Administration. The eNOGenerator can generate NO on demand for delivery to the lungs at concentrations ranging from 1 part per million (ppm) to 400 ppm. With the NitricGen License, AIT expects that it will be able to target all conditions requiring NO at any concentration, regardless of the need for intermittent or continuous dosing. The AIT NO delivery system eliminates the need for large, high-pressure cylinders for NO, which is a significant advantage in the hospital setting and potentially allows for use in the home setting.

Under the terms of the NitricGen License, the Company has agreed to pay NitricGen an aggregate of $2 million in up-front, clinical, and regulatory milestone payments, with the majority pertaining to regulatory milestones, as well as royalties on net sales of the delivery system containing the eNOGenerator at a percentage in the low-single digits. As partial consideration for the NitricGen License, Company has also agreed to issue to NitricGen options to purchase 100,000 shares of the Company’s common stock at an exercise price of $6.90.

The NitricGen License will expire upon the expiration of the last-to-expire patent that is licensed to the Company or 10 years from the end of the first commercial launch of a product related to generation of NO, whichever is later. Either party may terminate the NitricGen License in the event of the other party’s material breach, subject to an opportunity to cure, and in the event of the other party’s bankruptcy or insolvency. The Company may terminate the NitricGen License for convenience.

Item 8.01.           Other Events.

The AIT NO delivery system has been used to treat a patient suffering from mycobacterium abscessus under compassionate use at the National Institutes of Health. As of February 5, 2018, a total of 91 treatments, each 30 minutes in duration, were safely completed over a 21-day period. The Company expects the patient to continue treatments during the first quarter of 2018.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, our expectations surrounding the ability of the eNOGenerator to target all conditions requiring NO at any concentration and the potential for use in the home setting, and expectations surrounding the continued use of the eNOGenerator in the treatment of a patient with mycobacterium abscessus under compassionate use at the National Institutes of Health and timing thereof.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our approach to discover and develop novel drugs, which is unproven and may never lead to marketable products, our ability to fund and the results of further pre-clinical and clinical trials, our dependence on third parties for development, manufacture, marketing, sales, and distribution of products, the successful development of our product candidates, all of which are in early stages of development, difficulty in enrolling patients in our clinical studies and our dependence on collaborators. These and other important factors discussed under the caption “Risk Factors” in our Registration Statement on Form S-1 filed with the Securities and Exchange Commission, or the SEC, on June 9, 2017 and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this report. Any such forward-looking statements represent management’s estimates as of the date of this report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIT THERAPEUTICS, INC.

Date: February 6, 2018	By: /s/ Steven Lisi Name: Steven Lisi Title: Chief Executive Officer